SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 ------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 6)

                      EURO TECH HOLDINGS COMPANY LIMITED
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                               (Name of Issuer)

                    Common Stock, par value $.01 per share
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                        (Title of Class of Securities)

                                   G32030101
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                                (CUSIP Number)


                             T.C. Leung, Chairman
                      Euro Tech Holdings Company Limited
                         18/F Gee Chang Hong Centre
                           65 Wong Chuk Hong Road
                                   Hong Kong
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 January 5, 2006
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          (Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule


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                                                                Page 2 of 10


13d-7(b) for other parties to whom copies are to be sent.

(continued on following pages)
----------

	(1)	The remainder of this cover page shall be filled out for a
reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

	The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	EXPLANATORY NOTE: AS OF THE DATE HEREOF, THE ISSUER HAD ISSUED AND OUTSTANDING 7,122,359 ORDINARY SHARES (EXCLUSIVE OF 340,651 NON-VOTING TREASURY SHARES).


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                                                                Page 3 of 10
CUSIP No. G32030101		SCHEDULE 13D
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1	NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	T.C. Leung		No Tax ID No. - Not U.S. Citizen
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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
					(a)  |X|
					(b)  |_|
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3	SEC USE ONLY

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4	SOURCE OF FUNDS
	PF
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5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM  2(d) or 2(e)	|_|
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6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Hong Kong
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                7       SOLE VOTING POWER
                        7,855,146
                --------------------------------------------------------------
NUMBER OF	8	SHARED VOTING POWER
SHARES			0
BENEFICIALLY
OWNED BY        --------------------------------------------------------------
EACH 		9	SOLE DISPOSITIVE POWER
REPORTING 		7,855,146
PERSON
WITH            --------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
                        0
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11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	7,855,146
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|
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13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	Approximately 70.0%
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14	TYPE OF REPORTING PERSON
	IN
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                                                                Page 4 of 10

CUSIP No. G32030101		SCHEDULE 13D
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1	NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Pearl Venture LTD		No Tax ID No. - Non U.S. Entity
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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  |X|
                                                                     (b)  |_|
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3	SEC USE ONLY

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4	SOURCE OF FUNDS
	Not Applicable - See Item 3
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5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)       |_|
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6	CITIZENSHIP OR PLACE OF ORGANIZATION
	British Virgin Islands
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                7       SOLE VOTING POWER
			2,759,391
                --------------------------------------------------------------
NUMBER OF       8       SHARED VOTING POWER
SHARES			274,582
BENEFICIALLY
OWNED BY        --------------------------------------------------------------
EACH            9       SOLE DISPOSITIVE POWER
REPORTING 		2,759,391
PERSON
WITH            --------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
			274,582
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11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	3,033,973
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12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
		|_|
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13 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	Approximately 42.6%
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14	TYPE OF REPORTING PERSON
	CO
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                                                                Page 5 of 10
CUSIP No. G32030101		SCHEDULE 13D
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1	NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Regent Earning Ltd.	No Tax ID No. - Non U.S. Entity
------------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  |X|
                                                                     (b)  |_|
------------------------------------------------------------------------------
3	SEC USE ONLY

------------------------------------------------------------------------------
4	SOURCE OF FUNDS
	Not Applicable - See Item 3
------------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                       |_|
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6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Hong Kong
------------------------------------------------------------------------------
                7       SOLE VOTING POWER
                        0
                --------------------------------------------------------------
NUMBER OF       8       SHARED VOTING POWER
SHARES                  274,582
BENEFICIALLY
OWNED BY        --------------------------------------------------------------
EACH            9       SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH            --------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
                        274,582
------------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	274,582
------------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
								|_|
------------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	Approximately 3.9%
------------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON
	CO
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                                                                Page 6 of 10


Item 1. Security and Issuer

     This Amendment No. 6 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission ("SEC") on August 27, 1999 as amended and supplemented by Amendment Nos. 1, 2, 3, 4 and 5 filed with the SEC on December 28, 1999, July 24, 2001, May 29, 2003, September 2, 2005 and November 7, 2005, respectively.

     The class of securities to which this Schedule 13D relates is the ordinary shares, par value $.01 per share (the "Ordinary Shares"), of EURO TECH HOLDINGS COMPANY LIMITED, a British Virgin Islands corporation (the "Issuer"). The principal executive offices of the Issuer are located at 18/F Gee Chang Hong Centre, 65 Wong Chuk Hong Road, Hong Kong.

Item 2. Identity and Background

     This statement is being filed by a group consisting of T.C. Leung, Pearl Venture Ltd. ("Pearl") and Regent Earning Ltd. ("Regent") (the "Reporting Group"). Pearl is a British Virgin Islands corporation which is a trust for the benefit of Mr. Leung. Regent is a Hong Kong corporation of which Pearl is the majority shareholder. Mr. Leung is Chairman of the Board and Chief Executive Officer of the Issuer.

     The respective business addresses of the members of the Reporting Group are as follows:

        Name                  Address
        ----                  -------

        T.C. Leung            c/o Euro Tech Holdings Company Limited
                              18/F Gee Change Hong Centre
                              65 Wong Chuk Hang Road
                              Hong Kong

        Pearl Venture Ltd.    Columbus Centre Building
                              Wickhams Cay
                              Road Town, Tortola,
                              British Virgin Islands

        Regent Earning Ltd.   20/F, Yue Shing
                              Commercial Building
                              15-16 Queen Victoria Street
                              Central, Hong Kong

     During the past five years, no member of the Reporting Group (including the officers and directors of Pearl and Regent) has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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                                                                Page 7 of 10

     Mr. Leung is a citizen of Hong Kong. Pearl is a British Virgin Islands corporation. Regent is a Hong Kong corporation.

Item 3. Source and Amount of Funds or Other Consideration

     At the time of filing of Amendment No. 5 to this Schedule 13D ("AM 5"), Mr. Leung directly owned 726,678 Ordinary Shares of the Issuer. Since the filing of AM 5, Mr. Leung sold 101,905 of the Issuer's Ordinary Shares at prices ranging from $3.09 to 4.83. These sales, when coupled with the Reporting Event (described below), resulting in Mr. Leung directly owning 724,773 Ordinary Shares of the Issuer. Mr. Leung possesses options to purchase the number of Issuer's ordinary shares as indicated pursuant to the following plans and at the prices indicated opposite the plan names:


                                                   Exercise Price
Plans                      Number of Shares            (US$)
-----                      ----------------         ------------

Management Options            2,457,000                1.6789
                                866,600                 1.221

2000 and 2002 Officers'  (a)    567,000                0.5857
and Directors' Plans
                         (b)    205,800                0.8191
                            -----------
                              4,096,400

     The Issuer's 2000 and 2002 Officers and Directors Plans both contain "cashless" exercise provisions permitting the optionholder to pay for the exercise of his option by surrendering Ordinary Shares valued at the fair market value of such shares on the date of exercise, provided that such shares were held by the optionholder for not less than six months prior to the date of exercise of the option.

     Mr. Leung has exercised 100,000 options exercisable at $1.221 per share granted to him pursuant to the Management Option Plan of the Issuer by the payment in cash for an aggregate exercise price of $122,100.00. As a consequence, Mr. Leung's ownership changed by with the Issuer, issuing to him 100,000 new shares (the "Reporting Event"). The shares owned directly by Mr. Leung changed from 726,678 shares to 724,773 shares. His options decreased by 100,000 from 4,196,400 options to 4,096,400 options.

Item 4. Purpose of Transactions

        Investment purposes.


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                                                                Page 8 of 10

Item 5. Interest in Securities of the Issuer

     As of the date hereof, the aggregate number of shares held of record by all members of the Reporting Group is 7,855,146 or approximately 70.0% of the Issuer's issued and outstanding Ordinary Shares.

     Mr. Leung possesses sole voting and dispositive power as to 724,773 of the Issuer's Ordinary Shares owned by him and as to the options to purchase 4,096,400 of the Issuer's Ordinary Shares.

     Regent and Pearl share voting and dispositive power as to the Ordinary Shares owned of record by Regent (274,582 shares or 3.9% of the Issuer's Ordinary Shares). When Pearl's record ownership (2,759,391 shares) is aggregated with its beneficial ownership in the shares held in the name of Regent, Pearl beneficially owns 3,033,973 shares or 42.6% of Issuer's Ordinary Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

	None.

Item 7. Material to be Filed as Exhibits

     Agreement among the Reporting Group to file a single Statement on
Schedule 13D on behalf of each of them.



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                                                                Page 9 of 10


                              SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and accurate.



Dated: January 5, 2006               /s/T.C. Leung
                                     ----------------------------
                                     T.C. Leung


                                     PEARL VENTURE LTD.


Dated: January 5, 2006               By:/s/Yeung Kai-Tai
                                        ---------------------------
                                     Name: Yeung Kai-Tai
                                     Title: Director


                                     REGENT EARNING LTD.


Dated: January 5, 2006               By:/s/Wong Sing Yue, Eddy
                                       -------------------------------
                                     Name: Wong Shing Yue, Eddy
                                     Title: Director


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                                                                Page 10 of 10







                                    EXHIBIT


     The undersigned hereby agree as follows:

     WHEREAS, the undersigned may be obligated to file Statements on Schedule 13D with the United States Securities and Exchange Commission (the "SEC") to report their beneficial ownership of the Ordinary Shares of Euro Tech Holdings Company Limited;

     NOW, THEREFORE, the undersigned hereby agree that a single Statement on
Schedule 13D is to be filed with the SEC on behalf of each of them.



Dated: January  5, 2006             /s/T.C. Leung
                                    ------------------------
                                    T.C. Leung


                                     PEARL VENTURE LTD.


Dated: January 5, 2006               By: /s/Yeung Kai-Tai
                                        -------------------------
                                     Name: Yeung Kai-Tai
                                     Title: Director


                                     REGENT EARNING LTD.


Dated: January 5, 2006               By: /s/Wong Shing Yue, Eddy
                                         ----------------------------
                                     Name: Wong Shing Yue, Eddy
                                     Title: Director
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